EXHIBIT 77C
FLAHERTY & CRUMRINE/CLAYMORE PREFERRED SECURITIES INCOME FUND
INCORPORATED
(the "Fund")

	On April 21, 2009, the Fund held its Annual Meeting of
Shareholders and Reconvened Annual Meeting of Shareholders for the following purpose: election of Directors of the Fund ("Proposal 1"). The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

Name                                           For        Withheld

Annual Meeting
Common Stock and Preferred Stock,
voting together as a single class
Morgan Gust                                  33,596,337    766,615

Reconvened Annual Meeting
Preferred Stock, voting as
a separate class
Karen H. Hogan                                  2,406          10


Donald F. Crumrine, David Gale and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.